

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, NY 10022

Re: American Realty Capital Properties, Inc.
Amendment No. 4 to Form S-11
Filed June 13, 2011
File No. 333-172205

Dear Mr. Schorsch:

We have reviewed Amendment No. 4 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated June 9, 2011. Our review of that response is still pending with our Division of Trading and Markets. We may have additional comments.

2.   We note that the call option feature will enable Ladenburg Thalman & Co. Inc., to purchase 15% of the shares sold in the offering within 45 days after the closing of the offering. Please provide a detailed legal analysis as to why this feature should not be considered a delayed offering under Rule 415 of the Securities Act.

Dilution, page 66

3.   We note your revisions to your filing. The amounts for the pro forma tangible net book value per share of $6.71 and $8.34 in your narrative discussion are not consistent with the amounts in your table. Please revise or advise.

Selected Financial Data, page 71

4.   We note your response to our prior comment eight and your revisions to your filing. We continue to note that certain amounts in 'Cash' and 'Additional paid in capital' do not agree to your pro forma balance sheets. Please advise or revise.

5.   We note your revisions to your filing. It does not appear that your pro forma balance sheet for the minimum offering as of March 31, 2011 is clerically accurate. Please advise or revise.

Management, page 115

Executive and Director Compensation, page 121

Compensation of Directors, page 121

6.   We note your revised disclosure on page 120 indicates that you may pay your executive directors compensation. In this section, however, you state that your executive directors will not receive compensation. Please revise to address this discrepancy. If you will pay your executive directors compensation, please revise your disclosure in this section and clarify the circumstances under which your executive directors will receive compensation.

Limitation of Liability and Indemnification, page 125

7.   We note your revised disclosure that you are not required to make a preliminary determination as to whether an officer or director will ultimately be entitled to indemnification. Please reconcile this with your undertaking in paragraph (h) of Item 37.

Description of Stock, page 151

Manager's Stock, page 151

8.   We note that, after the triggering event, investors will not receive dividends until holders of the manager's stock have received dividends in an amount per share equal to previously declared dividends. Please add a risk factor to address this risk.

Exhibits

9.   We note your response to comment 14 of our letter dated June 9, 2011. We will continue to monitor for your response to comment 44 of our letter dated April 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Peter M. Fass, Esq. (*via facsimile*)